Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
---------------------
Tel: (312) 407-0700
Fax: (312) 407-0411
http://www.skadden.com

October 30, 2008

VIA EDGAR AND HAND DELIVERY

Jennifer R. Hardy
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mail Stop 7010

Re:	The Middleby Corporation
Registration Statement on Form S-4
Filed September 9, 2008
File No. 333-153386
Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and other
Exchange Act reports incorporated by reference in the registration statement
File No. 1-9973

Dear Ms. Hardy:

We are writing on behalf of our client, The Middleby Corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated October 3, 2008 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4, filed with the Commission on September 9, 2008 (the “Registration Statement”).  For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.  Enclosed is a copy of Amendment No. 1 to the Registration Statement, which is being filed via EDGAR concurrently herewith and which has been marked to show changes from the Registration Statement as previously filed.  Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission
October 30, 2008

S-4

General

1.
Disclosure on page 39 indicates that TurboChef intends to submit a proposal to its shareholders to adjourn or postpone the TurboChef special meeting to a later date or dates if necessary to solicit additional proxies.  Please ensure that the form of proxy identifies the matter of adjournment as a separate matter to be acted upon, with an opportunity for the person solicited to specify by boxes a choice between approval or disapproval of or abstention to the matter of adjournment.  See Rule 14a-4 of Schedule 14A.  Revise also proposal 2 in the notice to TurboChef’s stockholders to make clear that TurboChef’s stockholders will vote on adjourning the special meeting to solicit additional proxies.

Response:           In response to the Staff’s comment, the Company has filed TurboChef’s form of preliminary proxy as Exhibit 99.3 to Amendment No. 1 to the Registration Statement.  The form of proxy sets forth the matter of adjournment as a separate proposal to be acted upon by the TurboChef stockholders.  In addition, the disclosure in the notice and on page 37 has been revised in response to the Staff’s comment to make clear that adoption of the merger agreement and any motion to adjourn the meeting in order to solicit additional proxies are two separate proposals, both of which will require the vote of the TurboChef stockholders.

2.	Please discuss the anticipated cost savings and operating synergies mentioned throughout the prospectus.

Response:           The disclosure on page 46 and page 55 has been revised in response to the Staff’s comment.

3.	Please disclose the identity of the officers and directors after the merger.

Response:           The disclosure on page 66 has been revised in response to the Staff’s comment.

Additional Information, page i; Voting by Interest, Telephone or Mail, page i

4.	Other than information required by Item 2 of Form S-4, please move the information here so that it follows the summary and risk factors sections. See Items 502 and 503(c) of Regulation S-K.

Securities and Exchange Commission
October 30, 2008

Response:           In response to the Staff’s comment, the disclosure originally set forth on page i (paragraph beginning “No person is authorized to give . . .”) has been combined with similar disclosure set forth in the section entitled “Where You Can Find More Information” on page 89 in response to the Staff’s comment. In addition, the disclosure originally set forth on page i (section entitled “Voting By Internet, Telephone or Mail”) has been combined with similar disclosure set forth in the section entitled “The TurboChef Special Meeting” on pages 37 and 38.

Summary, page 1

5.
Please note that Item 1001 of Regulation M-A requires a summary term sheet beginning on the first or second page of the disclosure document which includes page number cross references to further discussion in the prospectus provided to stockholders.  See Item 14(b)(1) of Schedule 14A and instruction 2 to Item 1001 of Regulation M-A.  Please revise.

Response:           In response to the Staff’s comment, the Company has moved the page number cross references with respect to each section described in the summary section from the end of such section discussion (where initially provided) to a more prominent location immediately following each section heading.  See revised Summary section beginning on page 1.

6.
Please disclose the total amount of consideration to be received in the merger.  Please also disclose the amount of restricted stock units and options that are outstanding and will be converted into the merger consideration.

Response:           In response to the Staff’s comment, the Company has added the requested information in the Summary section under a new heading entitled “Merger Consideration” on page 8.

Q: What are the material United States federal income tax consequences of the merger?, page 5;  Conditions to Completion of the Merger, page 8;  Material United States Federal Income Tax  Consequences of the Merger, page 57;  Conditions to Obligations to Complete the Merger, page  74

7.
We note the “Assuming the merger so qualifies” language on page 8 and the “It is assumed” language on page 58.  Please remove this language, and provide clear, definitive statements on the United States federal income tax consequences of the merger.  Note that the United States federal income tax consequences of the merger must be covered by an opinion of counsel and that it is inappropriate for counsel to assume the tax consequences in issue or the legal conclusions underlying the opinion.  Since the tax opinion must be filed prior to effectiveness, please state that counsel has opined that . . .” and delete the language that “counsel will deliver an opinion . . . .”  Similarly, please delete the language on page 58 that “the merger is intended to qualify as a “reorganization.’”

Securities and Exchange Commission
October 30, 2008

Response:           In response to the Staff’s comment, the Company has deleted the language requested on pages 5 and 58 and has made definitive statements regarding the U.S. federal income tax consequences of the transaction on pages 5 and 57-60.

8.
Please delete the word “general” in the first sentence on page 58 because the word general may imply that you have not disclosed all material United States federal income tax consequences and that stockholders cannot rely on the disclosure.  Similarly, delete the word “generally” in the first and fourth bullet points under “Tax Consequences of the Merger” on page 58, under “TurboChef Stockholders Exercising Appraisal Rights” on page 59, and under “Reporting Requirements” on page 60, and the words “In general” in the second bullet point under “Tax Consequences of the Merger” on page 58 for the same reason.

Response:           In response to the Staff’s comment, the Company has deleted the language requested on pages 58, 59 and 60.

9.
Although the conditions to completion of the merger include receipt of a tax opinion from legal counsel to Middleby or TurboChef that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, we note that the conditions may be waived.  Please:

●	File executed tax opinions before the registration statement’s effectiveness even though the merger condition is conditioned upon receipt of a favorable tax opinion at closing.

●	Undertake to recirculate and resolicit if the condition for a favorable tax opinion is waived and the change in tax consequences is material.

Response:           In response to the Staff’s comment, the Company has filed the forms of tax opinions as Exhibits 8.1 and 8.2 to Amendment No. 1 to the Registration Statement.  The Company undertakes to recirculate and resolicit if the condition for a favorable tax opinion is waived and the change in tax consequences is material.

10.
We understand that you intend to file tax opinions by amendment. Note that if Middleby’s counsel and TurboChef’s counsel elect to file short form tax opinions, the opinions and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsels’ opinions.  The disclosure in the proxy statement/prospectus and the opinions should not state merely that the discussion in the proxy statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.

Securities and Exchange Commission
October 30, 2008

Response:          In response to the Staff’s comment, the disclosure under the heading “Material United States Federal Income Tax Consequences of the Merger – Tax Consequences of the Merger” has been revised to reflect that the tax consequences summarized in such section flow from the status of the merger as a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, which status is the subject of the Exhibit 8.1 and 8.2 opinions that will be delivered prior to the registration statement’s effectiveness.  As noted in the response to the Staff’s comment in paragraph 9 above, forms of the Exhibit 8.1 and 8.2 opinions have been filed with Amendment No. 1 to the Registration Statement.

Unaudited Pro Forma Condensed Balance Sheets, page 19

11.
Your pro forma adjustment (k) of $24.8 million to long-term deferred tax liability takes the adjusted balance to zero.  Please revise your filing to clarify this adjustment and discuss the source of this tax liability.

Response:           The disclosure on page 23 has been revised in response to the Staff’s comment.

If the proposed merger is not completed, TurboChef and Middleby will have incurred substantial costs . . . , page 26

12.	Please quantify the “substantial” costs that TurboChef and Middleby have incurred and will incur in connection with the proposed merger.

Response:           In response to the Staff’s comment, the Company has revised the disclosure on page 28 by adding an additional sentence to the risk factor noted above which quantifies the costs the parties have incurred and expect to incur in connection with the proposed merger.

Background of the Merger, page 40

13.	In the third and fourth paragraphs, explain briefly why Strategic Company 1 and Strategic Company 2 terminated discussions about a potential transaction with TurboChef.

Response:           The Company and TurboChef respectfully submit to the Staff that TurboChef was not advised, and neither the Company nor TurboChef is in a position to speculate, as to what factors may have resulted in the decisions of Strategic Company 1 and Strategic Company 2 to terminate discussions about a potential transaction with TurboChef.  This is now reflected on p. 40.

Securities and Exchange Commission
October 30, 2008

14.	Please state which party initiated contact in the sixth paragraph and why they chose the other party.

Response:           In response to the Staff’s comment, the disclosure on page 40 has been revised to clarify that the Company initiated contact with TurboChef and its underlying reasons for requesting such discussions.

15.	Please disclose why TurboChef was trying to sell or license its residential business in the spring of 2007.

Response:           In response to the Staff’s comment, the disclosure on page 40 has been revised by including additional background information relating to TurboChef’s residential commercialization efforts.

16.	Please disclose why TurboChef engaged Goldman Sachs in October 2007 to find financial alternatives.

Response:           While Goldman Sachs was formally engaged by TurboChef in October 2007, the parties had an informal consulting arrangement that dated back to late 2005 which is now indicated on p. 40.  The Company and TurboChef respectfully submit that the disclosure in the background of merger section evidences the steps TurboChef undertook to pursue available opportunities with potential partners and the underlying reasons for such steps.

17.	Please disclose why Middleby reestablished communications with TurboChef in April 2008.

Response:           The disclosure on page 41 has been revised in response to the Staff’s comment.

18.
In the fourteenth paragraph, indicate the capacity in which representatives from Lehman Brothers met with representatives of TurboChef, Middleby, and Goldman Sachs in Chicago on May 29, 2008.  Please tell us whether Lehman Brothers prepared a fairness opinion and if so, why it is not summarized in the prospectus.

Response:           The disclosure on page 41 has been revised in response to the Staff’s comment to clarify the relationships among the parties.  The Company supplementally advises the Staff that Lehman Brothers did prepare a fairness opinion for the Company.  The Company respectfully submits to the Staff that it has not summarized such opinion in the prospectus because it does not believe that such a summary is relevant, given the fact that a vote of the Company’s stockholders is not required to adopt the merger agreement.

Securities and Exchange Commission
October 30, 2008

19.	Please elaborate on the state of the industry in the fifteenth paragraph.

Response:           The disclosure on page 41 has been revised in response to the Staff’s comment by providing additional information regarding the residential and commercial restaurant equipment industries as requested.

Reasons for the Merger, page 44

20.
Please elaborate on each of the bullet points on pages 45-46 as necessary for investors to understand how consideration of the listed factors impacted the decision of TurboChef’s board of directors to approve the merger and to recommend that TurboChef’s stockholders vote to adopt the merger agreement.  For example:

●	Please revise the first bullet point on page 45 to include a meaningful discussion and analysis of how the various components of this factor informed the board’s decision and recommendation.

●
In the fourth bullet point on page 45, please explain what the combined company will look like going forward.  For example, explain how each company complements or overlaps the other, whether both companies are focused on the same markets, and, if so, what plans you have to integrate operations or eliminate duplicative functions and positions.  To the extent practicable, include quantitative data on the known or anticipated benefits of the merger.

●
In the tenth bullet point on page 45, other than the possibility of continuing to operate TurboChef as an independent entity, disclose what other possible alternatives to the merger TurboChef’s board considered and describe each of the other possible alternatives.  Alternatively, if there was no other possible alternative to the merger, so indicate and explain why.  Further, describe the board’s assessment of TurboChef’s current business, competitive position, strategy, and prospects if TurboChef were to remain an independent entity.

Please revise, as necessary, the factors listed in the bullet points on pages 45-46 accordingly.

Response:           The Company and TurboChef respectfully submit to the Staff that, as noted in the paragraph immediately following the factors considered by the Turbochef board which are presented in bullet point form (and replicate how such factors were recorded in the minutes of the meeting at which the TurboChef board approved the merger), the TurboChef board did not attempt to quantify or otherwise assign relative or specific weight or values to any of the factors.   Rather, the factors were considered as a whole.  In response to the Staff’s request for additional analysis, however, the disclosure on page 46 has been revised by inserting new paragraphs immediately following the factors which provide detail regarding the additional discussions and analysis conducted by the TurboChef board.

Securities and Exchange Commission
October 30, 2008

Opinion of TurboChef’s Advisor, page 49

21.	Please provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by Goldman Sachs to TurboChef’s board of directors.

Response:           Goldman Sachs will provide to the Commission, under a separate cover and on a confidential basis, the board books furnished by it to TurboChef’s board of directors on July 18, 2008, July 30, 2008, August 10, 2008 and August 12, 2008.

22.	Please describe the “Synergies” and “Middleby Estimates” discussed on page 50.

Response:           The disclosure on pages 46, 49 and 55 has been revised to address the Staff’s comment.

Selected Companies Analysis, page 50; Selected Transactions Analysis, page 51

23.
Disclosures states that the financial advisor calculated multiples and ratios for TurboChef using information provided by TurboChef’s management that exclude TurboChef’s residential kitchen equipment business.  Explain why TurboChef’s residential kitchen equipment business was excluded.

Response:           The disclosure on page 51 has been revised in response to the Staff’s comment.

Regulatory Matters, page 60

24.	As appropriate, please update the disclosure relating to the status of any required regulatory approval.

Response:           In response to the Staff’s comment, the disclosure on pages 11 and 60 has been revised to indicate the Company’s receipt of early termination of the applicable waiting periods under the HSR Act in connection with the merger.

Securities and Exchange Commission
October 30, 2008

Merger Consideration, page 64

25.
We note the parenthetical phrase “subject to adjustment in certain circumstances to preserve the intended treatment of the merger as a “reorganization” for United States federal income tax purposes” in the first paragraph.  Explain the circumstances under which an adjustment would be made, and disclose the magnitude of any adjustment.

Response:           In response to the Staff’s comment, the disclosure on page 65 has been revised by adding a new section entitled “Adjustments to Preserve Intended Tax Treatment”.

Representations and Warranties, page 67

26.
We note your statements that “the merger agreement is described . . . and included . . .  only to provide you with information regarding its terms and conditions, and not to provide any other factual information . . . .” and that “you should read the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference . . . .”  Please either delete these sentences or revise them to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:           In response to the Staff’s comment, the Company has deleted the statements on page 67 noted above.

Middleby’s Common Stock, page 82

27.	Disclose whether holders of Middleby’s common stock have cumulative voting rights.

Response:           The disclosure on page 82 has been revised in response to the Staff’s comment.

Legal Matters, page 89

28.	Please provide the address of each counsel as required by paragraph 23 of Schedule A to the Securities Act.

Response:           The disclosure on page 89 has been revised in response to the Staff’s comment.

Securities and Exchange Commission
October 30, 2008

Where You Find More Information, page 89

29.	Please include the Commission’s filing number for filings by each of Middleby and TurboChef under the Exchange Act.

Response:           The disclosure on page 90 has been revised in response to the Staff’s comment.

Undertakings, page 92

30.	Provide the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:           The disclosure in Part II, Item 22 has been revised in response to the Staff’s comment.

Exhibit 5.1

31.
We note the statement “We do not express any opinion as to the laws of any jurisdiction other than the General Corporation Law of the State of Delaware.”  Please provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting those laws.

Response:           We hereby confirm that the reference and limitation to the “General Corporation Law of the State of Delaware” in our opinion, filed as Exhibit 5.1 to the Registration Statement, includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting those laws.

32.
We note the statement “The opinions expressed herein are based on laws in effect on the date hereof.”  Since the opinion must speak as of the date of the registration statement’s effectiveness, please delete.  Alternatively, please file a new opinion immediately before the registration statement’s effectiveness because the opinions must speak as of that time.

Response:           In response to the Staff's comment, the Company has filed a revised Exhibit 5.1 with Amendment No. 1 to the Registration Statement, from which such reference has been deleted.

Securities and Exchange Commission
October 30, 2008

Exhibit 99.2

33.
We note the statement “our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement.”  Please file an updated consent with any amendment to the registration statement.

Response:           In response to the Staff’s comment, the Company has filed an updated consent from Goldman, Sachs & Co. in connection with Amendment No. 1 to the Registration Statement.

34.
We note the statement “our consent is not to be used, circulated, quoted or otherwise referred to for any other purpose . . . except in accordance with our prior written consent.”  We view these limitations as inappropriate since the opinion is being provided to stockholders in a public disclosure document under the federal securities laws.  Please delete these limitations or disclose the basis for the financial advisor’s belief that stockholders cannot rely on the opinion to support any claims against it arising under applicable state law.  Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction.  Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of the financial advisor or the board of directors under federal securities laws.  See our Current Issues Outline, Section II.D.1, November 14, 2000, available at http://www.sec.gov.

Response:           The Company and Goldman Sachs respectfully submit that the statement from Goldman Sachs’ consent letter referenced in the Staff’s comment is customary, not inappropriate and is not intended to address, one way or the other, whether stockholders can rely on Goldman Sachs’ opinion.  The consent instrument effects Goldman Sachs’ consent to the inclusion of its fairness opinion and specified references thereto in the proxy statement/prospectus included in the Registration Statement.  The statement from Goldman Sachs’ consent letter referenced in the Staff’s comment is intended solely to reaffirm that without Goldman Sachs’ consent the fairness opinion is not to be used or disclosed for any purpose other than the disclosure in the proxy statement/prospectus included in the Registration Statement as specifically authorized by Goldman Sachs in its consent letter.

Exhibit 99.3

35.
We note that you intend to file by amendment the form of proxy as required by Rule 14a-6(a) of Regulation 14A.  Identify the form as preliminary as required by Rule 14a-6(e)(1) of Regulation 14A.  See also Rule 14a-4 of Regulation 14A.

Response:           In response to the Staff’s comment, the required form of proxy, which has been marked preliminary, has been filed as Exhibit 99.3 to Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission
October 30, 2008

Other

36.
We understand that TurboChef has three confidential treatment applications pending.  We intend to process concurrently the registration statement and the confidential treatment applications.  Before requesting acceleration of the registration statement’s effectiveness, TurboChef must resolve any issue concerning the applications and file publicly the portions of the exhibits for which it is not requesting confidential treatment.

Response:           The Company and TurboChef respectfully submit to the Staff that TurboChef undertakes to resolve any issues concerning its pending confidential treatment applications before requesting acceleration of the registration statement’s effectiveness.

The Middleby Corporation June 30, 2008 10-Q

Item 3.  Quantitative and Qualitative Disclosures about Market Risk, page 33

37.
Disclosure states that Middleby’s senior secured credit facility contains ratios of indebtedness and fixed charge coverage.  In future filings, please state what the limits of all material financial ratios and tests are under Middleby’s outstanding debt instruments.

Response:           In response to the Staff’s comment, the Company will make the requested disclosure in future filings.

*****

After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0738) with any questions or further comments you may have.

Very truly yours,
/s/ Shilpi Gupta
Shilpi Gupta

Attachments

cc:	Timothy J. FitzGerald
(The Middleby Corporation)
Reinaldo Pasqual
(Paul, Hastings, Janofsky & Walker LLP)